EASTGATE ACQUISITIONS CORPORATION

2681 East Parleys Way, Suite 204

Salt Lake City, Utah 84109

August 7, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Attention:   John Reynolds, Assistant Director
100 F Street N.E.
Washington, D.C. 20549-7010

Re:

Eastgate Acquisitions Corporation

Registration Statement on Form S-1

Withdraw Request for Accelerated Effective Date

File No. 333-185050

Ladies and Gentlemen:

In response to our conversation with the Commission Staff, Eastgate Acquisitions Corporation (the “Company”) hereby withdraws its request for accelerated effective date of the above referenced registration statement, filed via Edgar on August 6, 2013. The Company intends to file a new request in the near future, pending further review of its registration statement.

If you have any questions regarding this letter, please contact Leonard E. Neilson, special counsel to the Company, at (801) 733-0800 or e-mail at LNeilsonLaw@aol.com, or Anna Gluskin at gluskin.Anna@gmail.com.

Sincerely,

Eastgate Acquisitions Corporation

By:         /s/  ANNA GLUSKIN

Anna Gluskin

CEO and Director